VEON Announces Settlement of GTH Taxes, Approval of Mandatory Tender Offer and Comprehensive GTH Restructuring Amsterdam, 26 June 2019 – VEON Holdings B.V. (“VEON Holdings”), a wholly-owned subsidiary of VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON, together with VEON Holdings, "VEON"), today announces that its subsidiary Global Telecom Holding S.A.E. (“GTH”) has reached agreement with the Egyptian Tax Authority ("ETA") to settle all outstanding tax liabilities of GTH and its Egyptian subsidiaries for a total amount of USD 136 million (the "Tax Settlement"). In addition, the Egyptian Financial Regulatory Authority (the "FRA") has approved VEON's cash tender offer to purchase the shares of GTH not currently held by VEON (being up to 1,997,639,608 shares representing approximately 42.31% of GTH’s issued shares), at an adjusted offer price of EGP 5.08 per share (the “Mandatory Tender Offer”). To further simplify VEON’s corporate structure, following a successful completion of the Mandatory Tender Offer and the requisite shareholder approval, it is anticipated that GTH will be delisted from the Egyptian Exchange (“EGX”). Furthermore, VEON has submitted an offer to GTH to acquire substantially all of its operating assets (the “Asset Transfer Offer”), subject to successful completion of the Mandatory Tender Offer and delisting. The asset transfers will be conducted at the imputed Mandatory Tender Offer valuation. VEON’s Chief Executive Officer Ursula Burns commented: “These are significant transactions for both VEON and GTH, designed to benefit all stakeholders. A successful take-up of the Mandatory Tender Offer, followed by the delisting of GTH and subsequent asset transfers, will simplify the VEON Group structure while increasing its stake in operating companies in Pakistan, Algeria and Bangladesh.” Ursula Burns continued: “We welcome the approval of the Mandatory Tender Offer by the FRA and appreciate the cooperation that all Egyptian authorities have extended to us in this process, especially the Ministry of Finance, the FRA, EGX and ETA, which demonstrates their efforts to improve the business environment in Egypt. We look forward to completing these transactions and the full restructuring of GTH by year end.” Details of Mandatory Tender Offer Following the approval from the FRA, the Mandatory Tender Offer is expected to commence on 1 July 2019. The Mandatory Tender Offer will be open for 25 Egyptian business days. The revised offer price of EGP 5.08 per share for the Mandatory Tender Offer represents a 39.6% premium over GTH’s average three-month share price and a 44.3% premium over GTH’s average six- month share price, in both cases referring to the period immediately prior to the original Mandatory Tender Offer submission in February 2019. The adjustment to the initially announced offer price of EGP 5.30 reflects the impact of the Tax Settlement on the valuation of GTH.

The Mandatory Tender Offer is made pursuant to an offer memorandum dated 26 June 2019 (the “Tender Offer Memorandum”), which sets out a comprehensive description of the terms of the Mandatory Tender Offer. The Tender Offer Memorandum will be available at VEON’s website (www.VEON.com). Shareholders in the United States should refer to the section titled “Special notice to shareholders in the United States” at the end of this announcement. Details of Tax Settlement The Tax Settlement is in respect of tax liabilities of GTH and its Egyptian subsidiaries for the tax years 2000 through 2018. Effective today, following the first settlement payment of USD 53.7 million by GTH to the ETA, GTH is released in relation to tax years from 2006 through 2007 and 2010 through 2018. In respect of the years 2000 through 2005 and 2008 through 2009 for GTH and all years up to and including 2018 for GTH's Egyptian subsidiaries, the tax releases will take effect immediately on the payment of the second settlement of USD 82.3 million by no later than 31 December 2019 at which time GTH is expected to delist from EGX. Details of Delisting and Asset Transfer Offer GTH will call an Extraordinary General Assembly of Shareholders ("EGSM") to approve its delisting from the EGX (conditional upon the completion of the Mandatory Tender Offer) and to approve the Asset Transfer (conditional on the delisting). The offer prices included in the Asset Transfer Offer are reflective of the valuation of GTH undertaken for the Mandatory Tender Offer. Offer prices are as follows: in respect of Djezzy and Med Cable, DZD 70.195 billion; in respect of Banglalink, BDT 24.916; billion; in respect of Jazz, PKR 313.335 billion; and in respect of Mobilink Microfinance Bank, PKR 14.741 billion. On the relevant date of transfer, the actual offer amounts for each asset will be determined in U.S. dollars using then applicable foreign exchange rates and adjusted for net debt, other financial and non-financial liabilities, debt-like items and working capital. From an accounting perspective, as an inter-company transaction the asset transfers are expected to have no material impact on VEON Group’s cash position and leverage should all GTH shareholders accept the Mandatory Tender Offer. Completion of the asset transfers is expected to occur by the end of 2019, subject to receipt of corporate and regulatory approvals. VEON will hold a conference call on 26 June 2019 at 16:00 CEST to outline today’s announcements in more detail. The call and slide presentation may be accessed at http://www.veon.com To join the conference call: US call-in number: +1 (917) 720 0178 Confirmation ID: 9918039 UK and International call-in number: +44 (0) 203 009 5710 Confirmation ID: 9918039

Forward-looking statements This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate, including the achievement of the potential benefits of the transactions described above, completion timing, and the receipt of necessary regulatory approvals. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014. Mandatory Tender Offer restrictions The Mandatory Tender Offer is not being made to persons whose participation in the Mandatory Tender Offer requires that any additional offer document is prepared, registration effected or that any other measures are taken in addition to those required under Egyptian law. Any offer document and any documentation relating to the Mandatory Tender Offer is not being published in or distributed to or into and must not be mailed or otherwise distributed or sent in or into any country in which the distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such country. Any such action is not permitted or sanctioned by VEON Holdings. Any purported acceptance of the Mandatory Tender Offer resulting directly or indirectly from a violation of these restrictions may be disregarded. Special notice to shareholders in the United States The Mandatory Tender Offer described in this announcement is subject to the laws of Egypt. It is important for US shareholders to be aware that the Mandatory Tender Offer is subject to disclosure and takeover laws and regulations in Egypt that are different from those in the United States. As applicable, VEON Holdings will comply with Regulation 14E under the US Securities Exchange Act of 1934, as amended (“Exchange Act”), in connection with the Mandatory Tender Offer. The Mandatory Tender Offer is being treated in the United States as one to which the “Tier II” exemption mentioned in Rule 14d-1(d) under the Exchange Act is applicable. NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE MANDATORY TENDER OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THIS ANNOUNCEMENT OR DETERMINED WHETHER THIS ANNOUNCEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

Questions regarding the Mandatory Tender Offer should be directed to Harkins Kovler, LLC, the information agent for the tender offer: Harkins Kovler, LLC Telephone: US & Canada (Call Collect): +1 (212) 468-5380 UK & Europe (Call Collect): + 44 (20) 3617 1331 Egypt (Toll Free): +20 (0)80 0000 9095 Email: VEONoffer@harkinskovler.com Mail: 3 Columbus Circle, 15th FL, New York, NY 10019 New Broad Street House, 35 New Broad Street, London, EC2M 1 NH VEON Contact information Investor Relations Nik Kershaw ir@veon.com Media and Public Relations Kieran Toohey pr@veon.com